UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 25, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 7: Departure of Certain Officers

Effective as of September 25, 2019, the Board of Directors of Blockstack PBC (the “Company”) has promoted Saurabh Pathak, the Company’s Controller, to the positions of Principal Financial Officer and Principal Accounting Officer under the title Head of Finance and Accounting.  Accordingly, and as of the same time, Jesse Soslow has ceased to serve in those roles. Mr. Soslow continues to serve as the Company’s general counsel and head of operations under the title Head of Legal and Operations.

Saurabh Pathak, 45, has served as the Company’s Controller since December 2018.  Prior to Blockstack, Saurabh worked at BlackRock for 10 years where most recently he was the Controller for the Americas region and the Chief Financial Officer of BlackRock Canada. His previous work experience includes stints at Ernst & Young and Deloitte & Touche. Saurabh is a Chartered Accountant and a Certified Public Accountant and holds a Series 27 license. He obtained his Bachelors in Accounting from Mumbai University.

Item 9. Other Events

The Company has determined there were certain misstatements in previously-issued financial statements that were included in a confidential submission made on Form 1-A by Blockstack Token LLC in December 2018 to the Securities and Exchange Commission  (the “SEC”), but which were not included, nor were required to be included, in the Company’s qualified Offering Statement on Form 1-A, filed on July 10, 2019.  These financial statements, which were for the period ended June 30, 2018, were later made publicly available by Blockstack Token LLC, and are required and expected to be included for comparison purposes in the Company’s semi-annual report on Form 1-SA for the period ended June 30, 2019 that the Company expects to timely file with the SEC (the “2019 Form 1-SA”).  As a result the Company has elected to file the restated financial statements on this Form 1-U, together with a balance sheet as of June 30, 2018, prior to the filing of the 2019 Form 1-SA.  The misstatements related to (i) the calculation of restricted assets and net income allocable to the Company and (ii) the recognition of revenue, which indicate that the financial statements should not be relied upon. This applies to the unaudited interim financial statements, and related notes, for the six-month period ending on June 30, 2018.  The revisions made to correct these misstatements are explained in greater detail in Note 2 to these same financial statements, which are being filed as Exhibit 15.1 to this Form 1-U.

This Current Report on Form 1-U contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our restatement of our financial statements and future SEC filings, and the restatement’s effect on our prior financial statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the timing and nature of the resolution of the accounting issues discussed in this Current Report on Form 1-U; any potential delay in the filing of required periodic reports with the SEC; our responses to potential comments from the SEC staff; whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the current restatement; additional uncertainties related to accounting issues generally; adverse effects on our business as a result of the restatement process and procedures or the reactions to such event by our investors, customers and vendors, or increased regulatory, media, or financial reporting issues and practices, rumors, or otherwise; and the initiation of new legal proceedings. In addition, please refer to the risk factors contained in our Offering Statement on Form 1-A, dated July 10, 2019, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Exhibits

Exhibit Number	Description
15.1	Blockstack PBC and Subsidiaries: Consolidated Financial Statements, June 30, 2018 (Restated) and 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: September 26, 2019